EPCYLON TECHNOLOGIES INC.
131 Bloor Street West
Suite 200/372
Toronto, Ontario
Canada M5S 1R8

March 24, 2014

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn:	Maryse Mills-Apenteng, Special Counsel
Ji Kim, Attorney Advisor

Re:	Epcylon Technologies Inc.
Preliminary Information Statement on Schedule 14C
Filed: March 11, 2014
File No. 000-53770

To Whom It May Concern:

On behalf of Epcylon Technologies Inc., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated March 20, 2014 (the “SEC Letter”) regarding the Preliminary Information Statement on Schedule 14C (the “Information Statement”).

Proposal 1

Amendment to Our Articles of Incorporation to Create Preferred Stock

General

1.          Please be advised that the Company has current plans to issue shares of preferred stock for the purpose of obtaining necessary capital in order to list on the OTCQX for U.S. companies. Our management believes that listing on the OTCQX is in the best interests of the Company and its shareholders. Our management is dedicated to showing a strong commitment to building visibility and transparency in the investment community.

Securities and Exchange Commission
Page Two
March 21, 2014

In connection with the listing on OTCQX, the Company must meet certain criteria one of which is having net tangible assets of $2,000,000 based upon the Company having been in continuous operations for at least three years. Therefore, we have been involved in discussion and negotiation with approximately two to three unrelated third parties (collectively, the "Investors") who are willing to invest $2,000,000 in the Company in order for the Company to meet the net tangible asset lever required by the OTCQX. It is contemplated that the Investors will provide these funds to the Company pursuant to a subscription agreement for acquisition of shares of preferred stock. Moreover, it is contemplated that the Company and the Investors will enter into an account management agreement (the "Account Management Agreement"), pursuant to which the $2,000,000 will be set aside in a separate account and monitored with regards to the use of proceeds. The Company has advised the Investors of all associated risks of an investment in the Company and based upon the substantial risk of investing the amount of $2,000,000, the Company has agreed to provide for the monitoring of the funds in accordance with a detailed use of proceeds with certain capital payments and distributions.

With regards to Rule 135 of the Securities Act of 1933, as amended, we have reviewed specifically Rule 135(c) notice of certain proposed unregistered offerings. Subparagraph (c) states that a notice ....that it proposes to make, is making or has made an offering of securities not registered or required to be registered under the Act shall not be deemed to offer any securities for sale if: (i) such notice is not used for the purpose of conditioning the market; and (ii) such notice states that the securities offered will not be or have not been registered under the Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Since the preferred shares will be issued pursuant to a placement offering, we do not believe it appropriate to amend the Information Statement with the above language.

On behalf of the Company, we submit the following acknowledgements:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Securities and Exchange Commission
Page Three
March 21, 2014

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

Epcylon Technologies Inc.

By:    /s/ Cato Kemmler
President